Vitamin Shoppe, Inc.

300 Harmon Meadow Blvd.

Secaucus, New Jersey 07094

By EDGAR Submission

May 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitamin Shoppe, Inc.

Registration Statement on Form S-3

File No. 333-229883

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Vitamin Shoppe, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-229883), as amended by the Amendment No. 1 filed on May 8, 2019 (together, the “Registration Statement”) to 4:30 p.m., Eastern time, on May 17, 2019, or as soon thereafter as is practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If the Staff has any questions or comments concerning this letter, or if you require additional information, please feel free to contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or by email at cnagler@kirkland.com.

* * * * *

United States Securities and Exchange Commission

May 15, 2019

Very truly yours,

Vitamin Shoppe, Inc.

By:	/s/ David M. Kastin
David M. Kastin
Senior Vice President, General Counsel and Corporate Secretary

cc:	Christian O. Nagler.

Kirkland & Ellis LLP